September 9, 2009

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE; Mail Stop 6010

Washington, D. C. 20549

Re.	Tenet Healthcare Corporation
Response to Staff Comments communicated via telephone on September 1, 2009
File No. 001-07293

Dear Mr. Rosenberg:

This following serves as an addendum to our previous response filed on July 29, 2009 to the comment letter (the “Comment Letter”), dated July 15, 2009, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10–K for the year ended December 31, 2008 (the “2008 Form 10–K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2009. In particular, this addendum is intended to clarify our prior response to Staff comments 3, 4 and 5 by providing the following additional information that was requested and discussed during the telephone conversation on September 1, 2009 between Ms. Keira Ino and myself. Changes to our previously proposed disclosure are noted below in italics.

The responses set forth below correspond to the numeric comments in the Staff’s Comment Letter.

Company Response to Staff Comment 3

In our 2009 Form 10–K filing, we propose to include a sensitivity analysis in our Critical Accounting Estimates managed care section to provide further information on the financial impact of changes in these assumptions to also disclose key factors that can contribute to a change in our managed care contractual allowance estimates.

“REVENUE RECOGNITION

. . .. Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers. The payers are billed for patient services on an individual patient basis. An individual patient’s bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we estimate our

Tenet Healthcare Corporation — Headquarters Office

13737 Noel Road, Suite 100 — Dallas, TX 75240 — Tel: 469.893.2000 — Fax: 469.893.8600 — www.tenethealth.com

Mailing Address: P.O. Box 809088 — Dallas, TX 75380-9088

Securities and Exchange Commission

September 9, 2009

expected reimbursement for patients of managed care plans based on the applicable contract terms. We believe it is reasonably likely for there to be an approximately 3% increase or decrease in the estimated contractual allowances related to managed care plans. A 3% increase or decrease in the estimated contractual allowances would impact the estimated reserves by $10 million. Some of the factors that can contribute to changes in the contractual allowance estimates include: (1) changes in reimbursement levels for procedures, supplies and drugs when threshold levels are triggered; (2) changes in reimbursement levels when stop loss or outlier limits are reached; (3) changes in the admission status of a patient due to physician orders subsequent to initial diagnosis or testing; (4) final coding of in-house and discharged-not-final-billed patients that change reimbursement levels; (5) secondary benefits determined after primary insurance payments; and (6) reclassification of patients among insurance plans with different coverage levels. These estimates are periodically reviewed for accuracy by taking into consideration known contract terms as well as payment history. Although we do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursement for every patient bill, we believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of individual patient bills that were material to our revenues. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans. . . ”

Company Response to Staff Comment 4

To address the risk of possible future impairments associated with our hospitals that failed the SFAS 144 Step 1 test, which resulted in an impairment charge in 2009, in our 2009 Form 10-K filing we propose to expand our disclosures in Critical Accounting Estimates as described below:

“In our most recent impairment analysis, as of December 31, 2009, we had          hospitals with an aggregate carrying value of long-lived assets totaling approximately $         million whose estimated future undiscounted cash flows exceeded the carrying value of long-lived assets by an aggregate amount of approximately $         million, which we did not consider to be a significant margin. Changes in the assumptions underlying these estimates of future undiscounted cash flows could result in the estimated cash flows being less than the carrying value of the assets, which would require a fair value assessment of the long-lived assets, and if the fair value amount was less than the carrying value of the assets, impairment charges would occur and could be material. In addition, we recorded an aggregate impairment charge of $         million for          hospitals during 2009 for the write-down of buildings and equipment and other long-lived assets, primarily capitalized software costs classified in other intangible assets, to their estimated fair values due to adverse current and anticipated future financial trends based on their most recent projections. Unless the anticipated future financial trends improve to the extent that the estimated future undiscounted cash flows exceed the carrying value of the long-lived assets, these hospitals are at risk of future impairments to the extent we spend significant amounts of capital without generating a corresponding increase in the hospitals’ respective fair values.”

Company Response to Staff Comment 5

In April 2008, the parties entered into a non-binding letter of intent regarding a potential sale of the two hospitals to the buyer. The letter of intent provided that no binding agreement (including

Securities and Exchange Commission

September 9, 2009

a binding agreement on pricing terms) would exist until such time as the parties executed a definitive asset purchase agreement. The letter of intent attached a summary term sheet, which proposed that the total consideration to be paid to us be equal to the Base Purchase Price (which was defined as the unimpaired net book value of the hospitals and associated assets excluding working capital, determined at the time of the execution of the definitive asset purchase agreements) plus or minus Net Working Capital (defined to include the net book value of usable inventory and prepaid expenses, net of paid time off and reserve sick pay and any other liabilities specifically agreed upon in the definitive asset purchase agreement). Our estimate of the Base Purchase Price sales proceeds when we reclassified the hospitals’ assets to Assets Held for Sale, in connection with us signing a letter of intent with the buyer in the second quarter of 2008, was approximately $313 million. In our Form 10-Q for the quarterly period ended March 31, 2008 in footnote 14 – Subsequent Events, we disclosed that the letter of intent stipulated that the sales price of the hospitals would be the net book value of the long-lived assets of the hospitals plus or minus adjustments for other items, such as certain working capital amounts.

The letter of intent did not specify, but as a result of the letter of intent indicating that the sales price would represent unimpaired net book value, for second quarter 2008 reporting purposes we believed the net book value would be calculated consistent with generally accepted accounting principles, which suspends depreciation and amortization at the time that the assets qualify as Assets Held for Sale. The letter of intent also had established an estimated timeline that contemplated a definitive asset purchase agreement to be executed within 60 days and closing to occur within an additional 60 days. Concurrent with completion of our third quarter 2008 reporting cycle, we recognized that the diligence review period and negotiations of a definitive agreement had continued beyond the original estimated timeline. As a result of the extended negotiations and management’s assessment of the likely outcome of the negotiations, we revised the estimated proceeds to equal net book value assuming depreciation and amortization had continued after the assets qualified for Assets Held for Sale treatment through September 30, 2008. As a result, during the third quarter of 2008, we recorded an impairment charge of approximately $10 million based on the revised sales price estimate. The underlying basis for this revised assumption was that it continued to reflect the letter of intent’s reference to the sales price at net book value, but the estimated sales proceeds were revised downward to reflect the changes in book value during the extended negotiation timeline not contemplated by the parties when the letter of intent was signed in April 2008.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 9, 2009

Should you have any questions or comments with respect to this filing, please call me at (469) 893-2246 or fax information to me at (469) 893-8650.

Sincerely,

/s/ Daniel J. Cancelmi
Senior Vice President and Controller

cc:	Kiera Ino (Securities and Exchange Commission)
Gus Rodriguez (Securities and Exchange Commission)
Biggs Porter (Tenet Healthcare Corporation)
Gary Ruff (Tenet Healthcare Corporation)
Paul Castanon (Tenet Healthcare Corporation)
Jannie Herchuk (Deloitte & Touche LLP)